                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)*

                               J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   466254208
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 19, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        DANIEL S. LAIKIN
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 167,250
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 167,250
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        167,250
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        PAUL SKJODT
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        CANADA
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 141,050
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 141,050
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        141,050
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.22%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SAMERIAN, LLP
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        INDIANA
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 20,000
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 20,000
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.45%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        TIMOTHY S. DURHAM
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 60,900
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 60,900
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        60,900
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.41%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        DIAMOND INVESTMENTS, LLC
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        INDIANA
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 89,599
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 89,599
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        89,599
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.49%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        DW LEASING COMPANY, LLC
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        INDIANA
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 17,350
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 17,350
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,350
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.26%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        CHRISTOPHER R. WILLIAMS
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 129,900
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 129,900
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        129,900
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.41%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        HELEN C. WILLIAMS
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 60,200
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 60,200
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        60,200
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.36%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 14)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        JUDY B. LAIKIN
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7.  SOLE VOTING POWER
    SHARES                 26,000
                           -----------------------------------------------------
  BENEFICIALLY         8.  SHARED VOTING POWER
   OWNED BY                0
                           -----------------------------------------------------
 EACH REPORTING        9.  SOLE DISPOSITIVE POWER
    PERSON                 26,000
                           -----------------------------------------------------
     WITH             10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.88%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin, and Paul Skjodt relating to the common shares, no par value (the "Shares"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
June 17, 2001 and November 19, 2001 is hereby amended to furnish and restate the information set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Daniel S. Laikin ("Laikin"), an individual.

     Paul Skjodt ("Skjodt"), an individual.

     Samerian LLP ("Samerian"), an Indiana limited liability partnership.

     Timothy S. Durham ("Durham"), an individual.

     Diamond Investments, LLC ("Diamond"), an Indiana limited liability company.

     DW Leasing Company, LLC ("DW Leasing"), an Indiana limited liability company.

     Christopher R. Williams ("Williams"), an individual.

     Helen C. Williams ("HCW"), an individual.

     Judy B. Laikin ("JBL"), an individual (Laikin, Skjodt, Samerian, Durham, Diamond, DW Leasing, Williams, HCW and JBL are collectively the "Registrants").

(b)  Laikin  -  9920 Towne Road, Carmel, Indiana 46032.

     Skjodt  --  9910 Towne Road, Carmel, Indiana 46032.

     Samerian  --  9910 Towne Road, Carmel, Indiana 46032.

     Durham  --  9062 Diamond Pointe Drive, Indianapolis, Indiana 46236.

     Diamond  -  9062 Diamond Pointe Drive, Indianapolis, Indiana 46236.

     DW Leasing  --  111 Monument Circle, Suite 3680, Indianapolis, Indiana
     46204.

     Williams  --  P.O. Box 95187, Las Vegas, Nevada 89193.

     HCW --  P.O. Box 95187, Las Vegas, Nevada 89193.

     JBL  --  10078 Summerlakes Drive, Carmel, Indiana 46032.

(c) All of the Registrants are investors, except for HCW and JBL, who are both retired.

(d) None of the Registrants, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Registrants, have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f) All of the Registrants are citizens of the United States of America, except for Skjodt, who is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of shares purchased were 712,249 (the "Registrant Shares"). The sources of funding for the purchase of the Registrant Shares were the personal funds of Laikin, Skjodt, Durham, Williams, HCW and JBL, and the working capital of each of Samerian, Diamond and DW Leasing.

ITEM 4.  PURPOSE OF TRANSACTION

     Registrants have reached an agreement to join National Lampoon Acquisition Group, LLC (the "Group") to explore available options to maximize shareholder value, including a lawsuit filed by the Group, Mr. Laikin and Mr. Skjodt against the Issuer and James P. Jimirro for fraud and breach of their March 5, 2001 Letter Agreement. Registrants may engage business and financial advisors, and legal counsel, to assist in their evaluation and consideration of available alternatives.

     Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on November 20, 2001, Registrants may be deemed to beneficially own, in the aggregate, 712,249 Shares, representing approximately 51.62% of the Issuer's outstanding Shares (based upon the 1,379,816 Shares stated to be outstanding as of October 23, 2001, by the Issuer in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 13, 2001).

(b) Laikin has sole voting power and sole dispositive power with regard to 173,800 Shares. Skjodt has sole voting power and sole dispositive power with regard to 140,050 Shares. Samerian has sole voting power and sole dispositive power with regard to 20,000 Shares. Durham has sole voting power and sole dispositive power with regard to 60,900 Shares. Diamond has sole voting power and sole dispositive power with regard to 89,599 Shares. DW

Leasing has sole voting power and sole dispositive power with regard to 17,350 Shares. Williams has sole voting power and sole dispositive power with regard to 129,900 Shares. HCW has sole voting power and sole dispositive power with regard to 60,200 Shares. JBL has sole voting power and sole dispositive power with regard to 26,000 Shares.

Because Skjodt is a partner of Samerian, his ownership of interests in Samerian may, under SEC interpretations, be deemed beneficial ownership of the securities owned by Samerian. Skjodt specifically disclaims ownership of the securities described in this report as owned by Samerian.

Because Durham holds a substantial interest in Diamond and DW Leasing, his ownership interest in Diamond and DW Leasing may, under SEC interpretations, be deemed beneficial ownership of the securities held by the Diamond and DW Leasing. Durham specifically disclaims ownership of the securities described in this report as owned by Diamond or DW Leasing.

(c) The following table that sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty (60) days. All such transactions were effected in the open market, and exclude commissions paid.

     Shareholder                 Date                 No. of Shares             Transaction            Price per share
---------------------   ----------------------   ----------------------   ----------------------    ---------------------
Paul Skjodt                    10/02/01                    500                      Buy                     $ 6.95
Paul Skjodt                    10/03/01                    300                      Buy                       8.74
Paul Skjodt                    10/03/01                    200                      Buy                       9.20

Helen C. Williams              10/01/01                   3500                      Buy                      10.11
Helen C. Williams              10/05/01                   3600                      Buy                      11.37
Helen C. Williams              10/06/01                   5300                      Buy                      11.93
Helen C. Williams              10/09/01                   8900                      Buy                      12.92
Helen C. Williams              10/11/01                   6000                      Buy                      11.39
Helen C. Williams              10/12/01                   1000                      Buy                       9.00
Helen C. Williams              10/13/01                   2000                      Buy                       9.13
Helen C. Williams              10/17/01                   2600                      Buy                       9.32
Helen C. Williams              10/19/01                   6400                      Buy                       8.78
Helen C. Williams              10/20/01                   2300                      Buy                      10.42
Helen C. Williams              10/23/01                   3900                      Buy                      10.51
Helen C. Williams              10/25/01                   3300                      Buy                      12.36
Helen C. Williams              10/26/01                   3600                      Buy                      12.42
Helen C. Williams              10/27/01                    600                      Buy                      13.08
Helen C. Williams              10/30/01                   2100                      Buy                      12.49
Helen C. Williams              10/31/01                   3000                      Buy                      12.96
Helen C. Williams              11/01/01                    200                      Buy                      12.63
Helen C. Williams              11/02/01                    200                      Buy                      12.50
Helen C. Williams              11/06/01                   1500                      Sell                     11.00
Helen C. Williams              11/07/01                   4000                      Buy                      12.94
Helen C. Williams              11/08/01                    200                      Buy                      13.00
Helen C. Williams              11/09/01                   4600                      Buy                      12.31
Helen C. Williams              11/10/01                   8500                      Sell                     10.84
Helen C. Williams              11/14/01                   3300                      Sell                      9.08

(d)         Not applicable

(e)         Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     The Registrants have agreed to act in concert for the purposes of influencing the business and affairs of the Issuer in the manner described in
Item 4 hereof. However, the Registrants presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Shares or any other equity securities and will continue to maintain individual and independent decision making with respect to the acquisition, disposition or voting of the Shares and any of its other securities beneficially owned by each Registrant. Durham and DW leasing hold shares owned by Williams and HCW as security for loans made to Williams and HCW. Except as described herein and in item 7 hereof, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

 No.                                   Description
--------     ------------------------------------------------------------------
 1.          Joint Filing Agreement of Registrants


                                   Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2001

/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP


/s/ Paul Skjodt
--------------------------------------------
By:  Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member


DW LEASING COMPANY, LLC

/s/ Terry Whitesell
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By:   Terry Whitesell
Its:  Managing Member


/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN